ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

March 22, 2010	Paul M. Kinsella
617-951-7000
617-951-7050 fax
paul.kinsella@ropesgray.com

VIA EDGAR AND HAND DELIVERY

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                               Genzyme Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 11, 2010

File No. 0-14680

Dear Ms. Duru,

On behalf of Genzyme Corporation, a Massachusetts corporation (the “Company”), we are writing in response to the comment letter, dated March 18, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced preliminary proxy statement on Schedule 14A, filed on March 11, 2010 (the “Initial Preliminary Proxy Statement”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Concurrently herewith, the Company is filing an amendment to its preliminary proxy statement (the “Amended Preliminary Proxy Statement”) incorporating the revisions described in this letter.  For your convenience, a courtesy copy of this letter and the Amended Preliminary Proxy Statement, which has been marked to show changes from the Initial Preliminary Proxy Statement, are being delivered to you.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company.  Page numbers and other similar references used in the Staff’s comments below refer to the Initial Preliminary Proxy Statement; page numbers and other similar references used in the Company’s responses refer to the Amended Preliminary Proxy Statement, unless otherwise noted.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Preliminary Proxy Statement.

General

1.                                      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support with respect to the following statements you make:

•                            “I am confident we will emerge from 2009 a stronger company and resume our track record of performance . . .” (cover letter);

Company Response:  The Company respectfully submits that its chief executive officer’s belief that he is “confident we will emerge from 2009 a stronger company and resume our track record of performance” is supported by the Company’s growth in GAAP net income in 2009, growth in product revenues outside of its Genetics Disease business in 2009, and progress launching two products and integrating oncology products acquired in 2009, all as set forth on pages 23 - 24 of the Amended Preliminary Proxy Statement.  Additionally, the statement is supported by the information regarding the Company’s initiatives to resolve its manufacturing issues, hire experienced, senior manufacturing personnel and grow its manufacturing capacity, as set forth on page 19 of the Amended Preliminary Proxy Statement.  Prior to 2009, the Company has had a history of growth, with twelve market-leading products generating greater than 19% compounded annual revenue growth since 2000.  Further information supporting the chief executive officer’s statement can be found in the Company’s press release issued on February 17, 2010, which contains the Company’s financial guidance for 2010, and which was furnished with the Company’s Current Report on Form 8-K, filed on February 17, 2010, and is being supplementally provided to the Staff.  The Company believes that, based on these facts, it is reasonable for the Company’s chief executive officer to believe that the Company will be stronger in 2010 and resume its track record of growth.

•                            The company is “push[ing] forward expansion projects that will result in a Quadrupling of our biologics manufacturing capacity form 2004 to 2010 . . .” (emphasis added) (page 19).

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Company Response:  The Company has amended the language on page 19 of the Amended Preliminary Proxy Statement to make it clear that it expects the expansion projects to quadruple the Company’s biologics manufacturing capacity from 2004 to 2012.  In addition, the Company is supplementally providing to the Staff a slide, based on its internal manufacturing analysis, that outlines the specific amounts it expects the expansion projects to increase the Company’s biologics manufacturing capacity on a per product and per facility basis.  Additionally, the Company has also modified other language on page 19 of the Amended Preliminary Proxy Statement in response to this comment.

What is the cost of soliciting proxies for the annual meeting . . .  page 5

2.                                      Please provide the information required by Item 4(b) of Schedule 14A.  Further, please clarify whether Relational Investors LLC or any of its affiliates will also be soliciting proxies.

Company Response: The Company has included the requested disclosure on page 5 of the Amended Preliminary Proxy Statement.  The Company will update the amounts required to be disclosed under Item 4(b)(4) of Schedule 14A in its definitive proxy statement.  The Company does not expect any of Relational Investors LLC or its affiliates (together, the “Relational Group”) to be a “participant” in the Company’s “solicitation” of proxies, as such terms are defined in Instruction 3 to Item 4 of Schedule 14A and Rule 14a-1(l), respectively.  The Company respectfully submits that the agreement with the Relational Group, as filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on January 7, 2010, contemplates public support of the Company by the Relational Group that is excluded from the definitions of  “solicit” and “solicitation” pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act.  The Company further submits that under the agreement with the Relational Group, the Relational Group is otherwise restricted from making, participating in or encouraging the solicitation of proxies.

3.                                      We note that proxies will be solicited personally, electronically, via mail, phone, press release and the company’s website.  Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Company Response: The Company understands its obligation to file with the Commission any written soliciting materials on the date of first use and confirms its understanding of Rule 14a-6(b) and (c).

Stock Ownership, page 7

4.                                      Please revise to provide updated information as of the most reasonable practicable date.  In this regard, please also refer to Item 5(b)(1) and provide the information called for with respect to each participant in Annex A, inclusive of Relational Investors LLC and/or its affiliates.  Please see our comments below regarding Relational investors LLC.

Company Response: The Company has included disclosure as of the most reasonable practicable date in the Amended Preliminary Proxy Statement on pages 7 and 8, and on pages A-2 through A-6 of Appendix A to the Amended Preliminary Proxy Statement.  The Company will update such disclosure as of the most reasonable practicable date in its definitive proxy statement.  The Company respectfully submits that it does not expect Relational Investors LLC to be a participant in the solicitation, as noted in the Company’s response to the Staff’s comment #2 above.  The Company, however, has included disclosure regarding the Relational Group’s beneficial ownership of the Company’s common stock on pages 13 and A-7 of the Amended Preliminary Proxy Statement.

Election of Directors, page 9

5.                                      We note the agreement to elect Mr. Ralph Whitworth pursuant to the terms of the agreement entered into with Relational Investors, LLC.  Please supplement the disclosure in this section to clarify that the Board composition would change in the event of Mr. Whitworth’s potential election to the Board in November 2010.

Company Response: The Company has included the requested disclosure in the Amended Preliminary Proxy Statement on page 14.

6.                                      Please see our prior comment.  Please clarify in your disclosure, if true, that pursuant to the company’s charter documents, the Board is authorized to elect Mr. Whitworth to the Board in November without shareholder approval.  Please also clarify whether the election would be pursuant to an expansion of the Board or if any of the current nominees and Board members will be resigning or removed.

Company Response: The Company has included the requested disclosure in the Amended Preliminary Proxy Statement on page 14.

7.                                      Please see our prior comments.  We note reference to the Board’s beliefs regarding the qualifications each nominee possesses to fulfill his/her role as a director.  With a view towards possible revised disclosure, please tell us what consideration you have given to providing the information required by Item 401 of Regulation S-K with respect to Mr. Whitworth, Please also describe the “limited conditions” that would preclude the Board from electing Mr. Whitworth assuming Relational requests his nomination.

Company Response: The Company respectfully submits that it does not believe disclosure regarding Mr. Whitworth is required by Item 401 of Regulation S-K.  Pursuant to the agreement with the Relational Group, he may become a director upon the Relational Group’s request, subject to limited conditions, but he is not currently a director or a nominee for director. Additionally, pursuant to Instruction 3 to Paragraph (a) of Item 401 of Regulation S-K, the Company cannot name Mr. Whitworth in response to Item 401 because Mr. Whitworth has not consented to be named.  The Company has added disclosure on page 14 of the Amended Preliminary Proxy Statement describing the “limited conditions” that would allow the board to choose not to appoint Mr. Whitworth as director upon Relational’s request.  The Company has also added additional disclosure regarding Mr. Whitworth and his qualifications to potentially serve as a director on page 13 of the Amended Preliminary Proxy Statement.

Appendix A

8.                                      Please clearly identify all persons who are participants in the current proxy solicitation.  In this regard, please identify Relational Investors, LLC and its affiliates and members who are participants in the current proxy solicitation, including, Mr. Whitworth or advise.  Please refer to Instruction 3 to Item 4 of Schedule 14A for the definition of “participant”.

Company Response: The Company respectfully submits that it does not expect any of Relational Investors LLC, its affiliates or members, or Mr. Whitworth, to be a “participant” in the Company’s “solicitation,” as noted in the Company’s response to the Staff’s comment #2 above.

9.                                      It is not apparent whether all of the material terms of the agreement between the company, Relational and Mr. Whitworth have been provided.  For example, please further supplement your disclosure to describe why the company entered into the Relational Agreement.  See Item 5(b)(1)(viii) of Schedule 14A.  Similarly, we note the description of Mr. Whitworth as one of the largest shareholders, yet are unable to locate disclosure or beneficial ownership reports disclosing the percentage of shares he owns.  Please revise or advise.

Company Response: The Company has included additional disclosure in the Amended Preliminary Proxy Statement on pages 13, 14, A-6 and A-7. The Company notes that in the agreement with the Relational Group, as filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on January 7, 2010, the Relational Group represented that it beneficially owned an aggregate of 10,214,824 shares of the Company’s common stock as of January 6, 2010.  The Company has added this information on pages 13 and A-7 of the Amended Preliminary Proxy Statement.

*    *    *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges, on behalf of itself and the participants in its solicitation, the Staff’s position that (i) the participants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the participants may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella
Ropes & Gray LLP

Enclosures